UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To Be Included In Statements Filed

Pursuant To Rule 13d-1(a) And

Amendments Thereto Filed Pursuant To Rule 13d-2(a)*

PokerTek, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864105

(CUSIP Number)

Gehrig H. White

c/o PokerTek, Inc.

1020 Crews Road, Suite J

Matthews, North Carolina 28106

(704) 849-0860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gehrig H. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,379,500 8. Shared Voting Power 0 9. Sole Dispositive Power 2,379,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,379,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .	☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 730864105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GHW Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,379,500 8. Shared Voting Power 0 9. Sole Dispositive Power 2,379,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,379,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 730864105

Item 1. Security and Issuer

This statement relates to the shares of common stock, no par value (the “Common Stock”), of PokerTek, Inc., a North Carolina corporation (the “Company”). The principal executive offices of the Company are located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed jointly by Gehrig H. White and GHW Enterprises, LLC.

Gehrig H. White is a United States citizen whose business address is 1020 Crews Road, Suite J, Matthews, North Carolina 28106. Mr. White controls GHW Enterprises, LLC, a North Carolina limited liability company located at 6207 Glynmoor Lakes Drive, Charlotte, North Carolina 28277 and which is the beneficial owner of all 2,379,500 shares of the Common Stock reported in this statement. The principal business of GHW Enterprises is to hold Common Stock. Mr. White’s principal occupation is Chief Executive Officer of the Company, located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106. The Company’s principal business is to develop and market the PokerPro™ system, an electronic poker table that provides a fully-automated poker-room environment to tribal casinos, commercial casinos and card clubs.

Item 3. Source and Amount of Funds or Other Consideration

Mr. White received all of his shares of Common Stock as a founder of the Company, all of which were subsequently transferred by Mr. White to GHW Enterprises, LLC.

Item 4. Purpose of the Transaction

The shares of Common Stock held by Mr. White through his interest in GHW Enterprises, LLC are held primarily for investment purposes. Except as set forth herein, neither Mr. White nor GHW Enterprises, LLC have present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Gehrig H. White

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,379,500

Percentage: 25.1%

(b)	Sole power to vote or direct the vote: 2,379,500

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,379,500

Shared power to dispose or direct the disposition: 0

(c)	Mr. White has not effected any transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

GHW Enterprises, LLC

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,379,500

Percentage: 25.1%

(b)	Sole power to vote or direct the vote: 2,379,500

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 2,379,500

Shared power to dispose or direct the disposition: 0

(c)	GHW Enterprises, LLC has not effected any transactions in the past sixty days with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1 to this statement, and otherwise as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. White and GHW Enterprises, LLC and between either Mr. White or GHW Enterprises, LLC and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

See Items 1 and 2 above regarding disclosure of the relationships between Mr. White and GHW Enterprises, LLC, which disclosure is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated January 30, 2006, by and between Gehrig H. White and GHW Enterprises, LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006	GEHRIG H. WHITE

/s/ Gehrig H. White
Gehrig H. White

GHW ENTERPRISES, LLC

	By:	/s/ Gehrig H. White
Gehrig H. White, its Manager

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated January 30, 2006, by and between Gehrig H. White and GHW Enterprises, LLC, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.